Exhibit 12.1

CoreLogic, Inc.

Computation of Ratio of Earnings to Fixed Charges

($ in 000s)

	Three Months Ended March 31, 2012	Year Ended December 31,
		2011	2010	2009	2008	2007
Income from continuing operations before income taxes and equity in earnings of affiliates	$32,726	$90,401	$72,574	$71,871	$20,150	$145,977
Fixed Charges	18,391	94,269	98,499	137,657	155,388	190,054
Distributed income from equity investees	19,020	42,929	64,603	89,528	67,882	47,520
Preference security dividends	—	(4,835)	(27,800)	(31,525)	(24,658)	(38,354)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(94)	(980)	(2,439)	(1,981)	(2,462)	(33,004)

Earnings	70,231	221,784	205,437	265,550	216,300	312,193

Interest expense and capitalized	14,842	$63,117	$39,775	$56,762	$71,124	$90,234
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,121	12,508	2,269	219	62	—
Interest related to rental expenses	2,428	13,809	28,655	49,151	59,544	61,466
Preference security dividends	—	4,835	27,800	31,525	24,658	38,354

Fixed Charges	$18,391	$94,269	$98,499	$137,657	$155,388	$190,054

Ratio of Earnings to Fixed Charges	3.82	2.35	2.09	1.93	1.39	1.64